SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Cartesian Growth Corporation II

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G19305112

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G19305112	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS CGC II Sponsor LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,750,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,750,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20%*
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G19305112	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Pangaea Three-B, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,750,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,750,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20%*
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G19305112	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Peter Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,750,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,750,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20%*
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G19305112	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Cartesian Growth Corporation II (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

505 Fifth Avenue, 15th Floor, New York, New York 10017

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) CGC II Sponsor LLC

(ii) Pangaea Three-B, LP

(iii) Peter Yu

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 505 Fifth Avenue, 15th Floor, New York, NY 10017.

Item 2(c).	Citizenship:

CGC II Sponsor LLC is a Cayman Islands limited liability company, Pangaea Three-B, LP is a Cayman Islands limited partnership and Peter Yu is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”).

Item 2(e).	CUSIP Number:

G19305112

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. G19305112	13G	Page 6 of 8 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a)—(c) is set forth in Rows (5)—(11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Collectively, CGC II Sponsor LLC (the “Sponsor”) holds 5,650,000 Class B ordinary shares, par value $0.0001 per share of the Issuer (the “Class B Shares”) and CGC II Sponsor DirectorCo LLC (“DirectorCo”) holds 100,000 Class B Shares held by for the benefit of the Issuer’s independent directors, representing 20% of the outstanding Class A Shares, on an as-converted basis. The Class B Shares will automatically convert into Class A Shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statement on Form S-1 (File No. 333- 252784) and have no expiration date.

The securities described above are held directly by the Sponsor and DirectorCo. Pangaea Three-B, LP is the sole member of the Sponsor, and is controlled by Peter Yu, the Issuer’s Chairman and Chief Executive Officer. The Sponsor is the sole member of DirectorCo. Consequently, each of Pangaea Three-B, LP and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and DirectorCo, and each of Pangaea Three-B, LP, Mr. Yu and the Sponsor may be deemed to share voting and dispositive control over the securities held by DirectorCo and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor or DirectorCo, except to the extent of his pecuniary interest therein.

The aggregate percentage of Class A Shares beneficially owned by each of the Reporting Persons is calculated based upon 28,750,000 Class A Shares outstanding as of November 8, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, adjusted for the Class A Shares issuable upon conversion of the Class B Shares held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

CUSIP No. G19305112	13G	Page 7 of 8 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. G19305112	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

CGC II SPONSOR LLC

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	President and Manager

PANGAEA THREE-B, LP

By:	Pangaea Three GP, LP
Its:	General Partner

By:	Pangaea Three Global GP, LLC
Its:	General Partner

By:	/s/ Peter Yu
Name:	Peter Yu
Title:	Managing Member

/s/ Peter Yu
Name:	Peter Yu